EXHIBIT 99

PRESS RELEASE

Magna Posts 2024 Annual Report

AURORA, Ontario, March 28, 2025 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2024 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com. Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Our 2025 Annual and Special Meeting of Shareholders will be held on Thursday, May 8, 2025, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2025.

Magna will provide a paper copy of its audited financial statements as contained in our 2024 Annual Report to Shareholders, free of charge, on request through our website, www.magna.com, or in writing to Magna International Inc., Attn: Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

INVESTOR CONTACT
Louis Tonelli, Vice President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

ABOUT MAGNA INTERNATIONAL
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 170,000(1) employees across 341 manufacturing operations and 106 product development, engineering and sales centres spanning 28 countries(2). With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

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(1) Number of employees includes over 158,000 employees at our wholly owned or controlled entities and over 12,000 employees at certain operations accounted for under the equity method.
(2) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.